SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..                       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes                                   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
('Ryanair')

TOTAL VOTING RIGHTS

In conformity with Regulation 20 of the Transparency (Directive 2004/109 EC) Regulations 2007 (as amended) (the "Regulations"), Ryanair announces that as at 30 June 2022:

Ryanair's issued share capital consisted of 1,135,183,528 Ordinary Shares of nominal value €0.006 each. Ryanair does not hold any Ordinary Shares in treasury.  Therefore, the total number of shares with voting rights in Ryanair is 1,135,183,528.

The above figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ryanair under the Regulations, and/or the Central Bank (Investment Market Conduct) Rules 2019.

Juliusz Komorek
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 July, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary